Exhibit 99.1

COMPLETION OF ACQUISITION OF GOLAR ESKIMO

We refer to the press release dated December 15, 2014, which announced the transaction to acquire the companies that own and operate the FSRU Golar Eskimo from Golar LNG Limited (the “Acquisition”). Golar LNG Partners LP has now completed the Acquisition with effect from January 20, 2015.

Hamilton, Bermuda

January 20, 2015

Investor relations enquiries:

Golar Management Limited - +44 207 063 7900

Brian Tienzo

Stuart Buchanan